U.S. SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549


                           FORM 12b-25
          NOTIFICATION OF LATE FILING                  Form 10-KSB

          For Period Ended:   March 31, 1997

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing identify the Item
(s) to which the notification relates:    N/A

Part I--Registrant Information

     Full Name of Registrant: Chequemate International, Inc.

     57 West 200 South, Suite 350
     Address of Principal Executive Office

     Salt Lake City, Utah 84101
     City, State and Zip Code



Part II--Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-KSB, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.


Part III--Narrative



     Certain items essential in completing the audit were not returned from third-party outside sources at the time the filing was due. Certain of these items were essential in obtaining documentation on a possible contingency.


Part IV--Other Information


     (1) Name and telephone number of person to contact in regard to this notification.

      Greg Popp                               (801)         322-1111
      (Name)                               (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s).
            X        Yes                    No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                     Yes             X         No

     If so:    attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Chequemate International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   6/30/97                          By    /s/ Blaine Harris
                                        Blaine Harris, CEO and Pres.


ATTENTION:     Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).




12b-25K7.491